Exhibit D-1

        July 12, 2004

Honorable Magalie R. Salas, Secretary
Federal Energy Regulatory Commission
888 First Street, N.E.
Washington, D.C. 20426

        RE:  Perryville Energy Partners, L.L.C. et al.; Docket No. EL04-118-000

Dear Secretary Salas:

        Pursuant to Rule 207 of the Commission’s Rules of Practice and Procedure, 18 C.F.R. § 385.207, enclosed for filing please find an original and fourteen copies of the “Petition for Declaratory Order Disclaiming Jurisdiction and Request for Expedited Consideration” that is being submitted on behalf of Perryville Energy Partners, L.L.C. (“PEP”) and Entergy Services, Inc., on behalf of Entergy Louisiana, Inc. (“ELI”) (collectively, “Petitioners”). A check in the amount of $19,090.00 is enclosed as the filing fee pursuant to 18 C.F.R. § 381.302. Also enclosed is a form of notice suitable for publication in the Federal Register and an electronic copy of the form of notice on a diskette.

        The Petition is being submitted in connection with PEP’s anticipated sale to ELI of PEP’s 718 megawatt Perryville generation facility located in Ouachita Parish, Louisiana. Petitioners herein request the Commission to issue a declaratory order disclaiming jurisdiction over this disposition of generation-only facilities.

        Petitioners request the Commission to act on this Petition by September 30, 2004.

Respectfully, /s/ William S. Scherman William R. Hollaway Counsel for Entergy Services, Inc.

Enclosures

UNITED STATES OF AMERICA BEFORE THE FEDERAL ENERGY REGULATORY COMMISSION

Perryville Energy Partners, L.L.C. and Entergy Services, Inc. On Behalf of Entergy Louisiana, Inc.	) ) ) )	Docket No. EL04-___-000

PETITION FOR DECLARATORY ORDER
DISCLAIMING JURISDICTION AND
REQUEST FOR EXPEDITED CONSIDERATION

        Pursuant to Rule 207 of the Federal Energy Regulatory Commission’s (“Commission” or “FERC”) Rules of Practice and Procedure,[1] Perryville Energy Partners, L.L.C. (“PEP”) and Entergy Services, Inc. (“ESI”), on behalf of Entergy Louisiana, Inc. (“ELI’),[2] (collectively, “Petitioners”) hereby petition the Commission to disclaim jurisdiction under Section 201 of the Federal Power Act (“FPA”)[3] over a disposition of generation-only facilities in which PEP will sell, and ELI will acquire, PEP’s 718 megawatt (MW) electric generating facility (“Perryville” or “Perryville facility”) located in Ouachita Parish, near Perryville, Louisiana (the “Transaction”). PEP and ELI are not affiliated companies.

        A Commission disclaimer of jurisdiction over this disposition is consistent with the plain language of the FPA, controlling court precedent, and decades of Commission decisions. Under the proposed transaction, PEP will sell to ELI only the Perryville generating facility. The proposed generation-only Transaction will not include the disposition of any Commission-jurisdictional facilities to ELI. The disposition does not include any interconnection facilities, any power sales agreements or any Commission-jurisdictional books

[1]	18 C.F.R. § 385.207 (2003).

[2]	ESI is filing this application on behalf of ELI. ELI is one of the five Entergy operating companies, which include Entergy Arkansas, Inc., Entergy Gulf States, Inc., ELI, Entergy Mississippi, Inc., and Entergy New Orleans, Inc. (together, the “Entergy Operating Companies”).

and records. Consistent with the Commission’s longstanding practice, confirmed by recent Federal case law, the Commission should issue a declaratory order disclaiming jurisdiction over the proposed Transaction

        Petitioners respectfully request that the Commission issue a declaratory order disclaiming jurisdiction on an expedited basis, no later than September 30, 2004. This is necessary for several reasons. First, Petitioners expect to close the Transaction promptly after receiving all necessary regulatory approvals, and desire to close the Transaction by the end of 2004.[4] Second, other regulatory approvals, including the Louisiana Public Service Commission (“LPSC”), will need to be obtained. Third, as noted below, the structure of this Transaction will require additional approval from the Bankruptcy Court in Louisiana. To accomplish all of these steps, and allow ELI and EGS retail customers to gain the benefits of this Transaction, it is important that the Petitioners receive regulatory certainty as soon as reasonably possible. Therefore, in order to permit the Transaction to proceed in a timely fashion, the Petitioners respectfully request that the Commission issue the requested declaratory order by no later than September 30, 2004.

I.     COMMUNICATIONS

        Please address all communications regarding this Petition to the following persons who are also designated for service in this proceeding:

Neal Chadwick Perryville Energy Partners, L.L.C. 2030 Donahue Ferry Road Pineville, Louisiana 71360 Tel: (318) 484-7701 Fax: (318) 484-7722	William S. Scherman William R. Hollaway Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005

3	16 U.S.C. § 824 (2000).

4	Under the terms of Purchase and Sale Agreement (the “PSA”), the Transaction must close no later than September 30, 2005.

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email: neal.chadwick@cleco.com Robert F. Shapiro Chadboume & Parke LLP 1200 New Hampshire Ave., N.W. Washington, D.C. 20036 Tel: (202) 974-5670 Fax: (202) 974-5602 email: rshapiro@chadbourne.com	Tel: (202) 371-7060
Fax: (202) 371-7897
email: wscherma@skadden.com
email: whollawa@skadden.com

Kimberly H. Despeanx
Associate General Counsel
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70013
Tel: (504) 576-4267
Fax: (504) 576-3989(fax)
email: kdespea@entergy.com

II.      THE PARTIES

           A.      Perryville Energy Partners, L.L.C.

        PEP is a special purpose entity organized as a Delaware limited liability company for the purpose of owning and operating the Perryville facility. PEP is authorized to sell electric energy at wholesale at market based rates.[5] PEP is a wholly-owned subsidiary of Cleco Midstream Resources LLC (“CMR”) a Louisiana limited liability company. CMR is a wholly-owned subsidiary of Cleco Corporation (“Cleco”), a Louisiana corporation and an exempt intrastate public utility holding company under Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (“PUHCA”).

        In addition to CMR, Cleco also has a public utility subsidiary, Cleco Power LLC (“Cleco Power”). Cleco Power is a Louisiana limited liability company engaged principally in the generation, purchase, transmission, distribution and sale of electric energy in Louisiana. Cleco Power owns about 1,380 MW of capacity and has long-term contracts for approximately an additional 890 MW (for a total of approximately 2,279 MW). Cleco Power supplies retail and

5	Perryville Energy Partners, L.L.C., Letter Order in Docket Nos. ER03-1370-000 and ER03-1370-001 (Dec. 15, 2003).

\wholesale electric service to approximately 250,000 customers in Louisiana. Cleco Power is regulated by both the FERC and the LPSC. Cleco Power’s transmission system is directly interconnected to the Entergy and CSW transmission systems, and is also interconnected with various in-area utilities.

       B.       Entergy Services, Inc.

        ESI is a wholly owned subsidiary of Entergy Corporation (“Entergy’), and often acts as agent for the Entergy Operating Companies. ESI provides general services to the Entergy Operating Companies, including ELI. Among other responsibilities, ESI makes FERC filings with this Commission on behalf of the Entergy Operating Companies. The employees of the ESI’s System Planning and Operations Organization (“SPO”) (formerly, the Energy Management Organization (“EMO”)) carry out wholesale merchant functions for the Entergy Operating Companies. Similarly, the employees of ESI’s Transmission Organization carry out transmission functions for the Entergy Operating Companies, including administration of open access transmission service over the Entergy transmission system pursuant to the Entergy Open Access Transmission Tariff (“OATT”). In addition, ESI employees provide shared support functions for the Entergy Operating Companies’ transmission and wholesale merchant functions.

      C.        Entergy Louisiana, Inc.

        ELI is a Louisiana corporation and a wholly owned subsidiary of Entergy. ELI is engaged principally in the generation, purchase, transmission, distribution and sale of electric energy in Louisiana. ELI has an obligation to serve native load in its service territory. ELI is regulated by both the FERC and the LPSC.

        ELI is one of the five Entergy Operating Companies. The Entergy Operating Companies are electric utilities that own and operate generation, transmission and distribution facilities in the states of Arkansas, Louisiana, Mississippi and Texas. The Entergy Operating Companies provide electric service to retail customers, subject to state and/or local regulation, and transmit and sell power at wholesale, subject to FERC regulation. Entergy and its various affiliates own or control about 23,000 MW of total capacity in or around the Entergy control area. Entergy is a registered public utility holding company under PUHCA.

        The combined transmission system of the Entergy Operating Companies is operated as a single, integrated transmission system. The Entergy transmission system is comprised of more than 15,200 miles of transmission lines and extends from the northern border of Arkansas to the southern-most part of Louisiana and includes the western portion of Mississippi and the southeastern portion of Texas. Open access transmission service over the Entergy transmission system (including ELI’s) is administered by ESI pursuant to the Entergy OATT, which is on file with the Commission. The Entergy transmission system is directly interconnected with fourteen utilities[6] as well as various in-area utilities.[7] Entergy is a member of the Southeastern Electric Reliability Council.

III.      THE TRANSACTION

      A.        The Generation Facility

        The Perryville facility is a 718 MW natural gas-fired power plant located near Perryville, Louisiana. The Perryville facility consists of a 562 MW combined-cycle gas turbine (“CCGT”) unit (“Unit 1”) and a 156 MW combustion turbine (“CT’) unit (“Unit 2”). The

6	These include Associated Electric Cooperative, Ameren Corporation, Cleco Power, American Electric Power Company, Inc., Empire District Electric Company, Oklahoma Gas & Electric Company, The Southern Company, Southwest Power Administration and Tennessee Valley Authority.

7	These include LA Generating Company LLC, Lafayette Utilities System, Louisiana Energy and Power Authority, Batesville Control Area and various Duke Energy generating facilities.

facility is situated approximately 18 miles north of Monroe, Louisiana on a 120 acre site adjacent to Louisiana Highway 165.

        The Perryville facility is located within the Entergy control area and is interconnected, via PEP’s interconnection facilities, to Entergy’s EHV (extra high voltage) 500 kV transmission system under an interconnection agreement between ELI and PEP that is on file with the Commission. As discussed below, the Transaction will not include the interconnection facilities, including generator step-up transformers and generator lead lines, that are used to move power from the facility’s generators to the Entergy transmission system.

      B.        Selection of Perryville

        As a retail electric utility operating in Louisiana, ELI has an obligation to provide safe, reliable and adequate electric service to native load customers in Louisiana. The Entergy Operating Companies, including ELI, meet their native load obligations through a combination of generation and purchases. The Entergy Operating Companies are net purchasers of electricity to meet their native load obligations.

        The proposed acquisition of the Perryville facility arises out of the Entergy Operating Companies’ Strategic Supply Resource Plan (“SSRP”), which was developed to identify and acquire supply-side resources to reliably and economically meet the long-term resource needs of Entergy’s retail customers. The Entergy Operating Companies SSRP identified a need to acquire long-term supply-side resources to meet the projected capacity needs of the Entergy Operating Companies to serve their retail customers. The overall objective of the SSRP is to provide a reliable and economical supply of capacity to meet retail customer requirements over the planning horizon of 2003-2012. ESI developed the Fall 2002 RFP[8] to acquire the resources identified by the SSRP. In late 2002, PEP submitted a proposal in response to ESI’s Fall 2002 RFP under which PEP would sell the Perryville facility to the Entergy Operating Companies. ESI received numerous proposals in response to the Fall 2002 RFP solicitation. Following a thorough evaluation, PEP’s proposal for the Perryville facility was selected as one of the successful long-term resource bidders. PEP and ESI entered into negotiations on an agreement for PEP to sell, and the Entergy Operating Companies to acquire, the Perryville facility.

        Since that time, PEP has filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code as a result of the termination of its tolling agreement with Mirant Americas Energy Marketing, LP (“MAEM”) following MAEM’s own Chapter 11 filing, and MAEM’s rejection of its tolling agreement with PEP. [9]

        PEP and ELI executed a Purchase and Sale Agreement (the “PSA”) for the sale of the Perryville facility on January 28, 2004. PEP also filed for bankruptcy protection on January 28, 2004. In its bankruptcy filing, PEP included a transaction package, including the PSA between PEP and ELI.

8	The RFP was conducted in accordance with the LPSC’s Market Based Mechanisms Order. Louisiana Public Service Commission, ex parte, In re: Development of Market-Based Mechanisms to Evaluate Proposals to Construct or Acquire Generating Capacity to Meet Native Load, Docket No. R-26172 (Apr. 10, 2002). Additionally, the LPSC Staff actively oversaw the administration of the RFP process.

9	Mirant Corporation (“Mirant’), including its subsidiary MAEM, filed for bankruptcy protection under Chapter 11 in Federal Bankruptcy Court on July 14, 2003. On September 15, 2003, the Federal Bankruptcy Court allowed MAEM to reject its tolling agreement with PEP.

      C.       The Transaction

        Under the PSA, PEP will transfer the Perryville generation facility to ELI. The Transaction as described herein will be structured as a disposition of generation-only facilities. PEP will sell, and ELI will acquire, only the 718 MW Perryville generation facility. The Transaction will not include any FERC-jurisdictional facilities.

        Commission-jurisdictional facilities include transmission facilities, interconnection facilities (a subset of transmission facilities, including generator step-up transformers, circuit breakers and generator lead lines), wholesale tariffs and rate schedules (including market-based rate tariffs and power sale agreements), and books and records related to wholesale sales or Commission accounting.[10] None of these are being transferred in the proposed Transaction.

        The Transaction does not include the disposition of any interconnection facilities or any other transmission facilities. PEP will structure the Transaction such that PEP will retain the interconnection facilities, including the generator step-up transformers, generator lead lines and protective equipment needed to deliver power from the generators at the Perryville facility to the Entergy transmission system. PEP intends to retain these facilities and provide service through them to Entergy under a cost-of-service transmission rate schedule to be filed with this Commission. The specifics of such a rate schedule will be addressed in a separate filing with this Commission under section 205 of the FPA.

The MAEM tolling agreement was a long-term agreement for the entire output of the Perryville facility.

10	See Enova Corporation and Pacific Enterprises, 79 FERC ¶ 61,107 (1997); MSW Energy Holdings LLC, et al., 107 FERC 62,078 (2004); KeySpan Ravenswood, LLC, 107 FERC ¶ 62,086 (2004); PDI Stoneman, Inc., 104 FERC ¶ 61,270 (2003).

        PEP sells power exclusively at wholesale under its market-based rate tariff on file with this Commission.[11] PEP had been selling all of the output from the Perryville facility under a long-term tolling agreement with MAEM, but the agreement was rejected by MAEM as part of Mirant’s bankruptcy proceeding. Since that time, PEP has sold power from Perryville under a series of short-term power sales agreements with Entergy, which will terminate upon closing of the Transaction. PEP will not transfer its market-based rate tariff or any power sales agreements to Entergy in the Transaction. After acquiring the facility, Entergy will use the output from the Perryville facility to serve native load in Louisiana.

        The Transaction does not include any Commission-jurisdictional books and records. PEP is not disposing of any power sales agreements or any other FERC-jurisdictional rate schedules and tariffs. PEP was granted a waiver of the Commission’s requirements in Parts 41, 101 and 141 and is not required to maintain its books of account in accordance with the Commission’s Uniform System of Accounts in 18 C.F.R. Part 101.[12] Accordingly, PEP does not maintain its books of account in accordance with the Commission’s Uniform System of Accounts. The disposition therefore will not include any books and records under the Commission’s Uniform System of Accounts.[13] The disposition also will not include any books or records related to Commission-jurisdictional wholesale sales because, as discussed earlier, the Transaction will not include the transfer of any of PEP’s tariffs or power purchase agreements. PEP will retain its tariff and its books and records, and its power sales agreement with Entergy will terminate upon the closing of the Transaction.

11	Perrryville Energy Partners, L.L.C., Letter Order in Docket Nos. ER03-1370-000 and ER03-1370-001 (Dec. 15, 2003).

12	Perryville Energy Partners, L.L.C., Letter Order in Docket Nos. ER01-1397-000 (May 3, 2003).

        Hence, the Transaction will not include the disposition of any FERC-jurisdictional assets. PEP will structure the Transaction specifically to be a disposition of generation-only facilities — the Perryville facility alone. The Transaction, however, requires state approval from the LPSC and approval of the Federal Bankruptcy Court overseeing PEP’s restructuring under Chapter 11 of the Bankruptcy Code. ELI has filed an application with the LPSC requesting state regulatory approval of the proposed Transaction.[14] ELI’s application currently is pending before the LPSC. The Federal Bankruptcy Court issued an order approving PEP’s sale of the Perryville facility to ELI on April 23, 2004.[15] The Petitioners intend to close the Transaction expeditiously upon receiving the required regulatory approvals.

IV.       REQUEST FOR DISCLAIMER OF JURISDICTION

        Because the Transaction includes the disposition of generation-only facilities, it is not jurisdictional under section 203 of the FPA.[16] Consistent with longstanding Commission precedent, Petitioners respectfully request the Commission to issue an order disclaiming jurisdiction over the Transaction under Section 203 of the FPA. A disclaimer of jurisdiction over this disposition of generating-only facilities is consistent with the plain language of the statute, with longstanding Commission precedent and with recent Federal Court of Appeals precedent upholding the Commission’s interpretation of the statute.

13	Entergy intends to initiate bookkeeping for the Perryville facility using the Commission’s Uniform System of Accounts following closing of the Transaction.

14	Entergy Louisiana, Inc. and Entergy Gulf States, Inc., In re: Application of Entergy Louisiana, Inc. for Approval of the Purchase of Electric Generating Facilities and Entergy Gulf States, Inc. for Authority to Participate in Contract for the Purchase of capacity and Electric Power, Louisiana Public Service Commission, Docket No. U-27836.

15	ln re: Perryville Energy Holdings, LLC, et al., No. 04-80109, (Bankr. W.D.La. Apr. 23, 2004) (order authorizing sale of Perryville facility to Entergy Louisiana, Inc.).

16	16 U.S.C. § 824(b)(2000).

      A.        The Plain Language of the Statute

        The plain language of the FPA compels a conclusion that FPA section 203 jurisdiction does not extend to dispositions of generation-only facilities. Section 203 of the FPA provides, in relevant part, as follows:

No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. § 824b(a) (2000) (emphasis added).

        The limitation in section 203 to “facilities subject to the jurisdiction of the Commission” requires reference to section 201(b)(1) of the FPA governing the scope of the Commission’s jurisdiction over facilities. That section provides in pertinent part:

The Commission shall have jurisdiction over all facilities for such transmission or sale of electric energy, but shall not have jurisdiction, except as specifically provided in this Part and Part next following, over facilities used for the generation of electric energy or over facilities used in local distribution . . . .

16 U.S.C. § 824(b)(1) (2000) (emphasis added). The section thus differentiates between facilities used for transmission or sale from facilities used for generation of electric energy, even though electric energy must be generated before it can be sold or transmitted in interstate commerce. That differentiation indicates congressional intent to compartmentalize the various aspects of sales or transmission for jurisdictional purposes. The statute does not authorize the Commission to assert jurisdiction over generation facilities except as “specifically provided.”

        Section 203 of the FPA itself does not “specifically provide” for Commission jurisdiction over generation facilities within the meaning of Section 201(b)(1). See, e.g., Duke

Power Co. v. FPC, 401 F.2d 930, 950 (D.C. Cir. 1968) (finding that Congress nowhere “specifically provided” for Commission jurisdiction over the acquisition of non-jurisdictional facilities under section 203). Rather, section 203’s language, “facilities subject to the jurisdiction of the Commission,” expressly incorporates the jurisdictional limitation of section 201(b)(1). Jurisdictional facilities for purposes of section 203 are therefore limited to “facilities engaged in the transmission or sale at wholesale of electric energy in interstate commerce.” Duke Power, 401 F.2d at 942. Accordingly, section 201(b)(1) expressly exempts from the Commission’s section 203 jurisdiction “facilities used for the generation of electric energy” and, consistent with the explicit statutory language, the Commission should find that section 203 does not apply to the disposition of generation-only facilities in the proposed Transaction.

      B.       The Legislative History of FPA Section 203

        Because the language of the statute is clear, there is no need to consider legislative history.[17] In any event, the legislative history fully supports this construction of the statute. In fact, the legislative history of section 201(b) shows that Congress declined, after specific consideration, to provide the Commission with jurisdiction over dispositions of generation facilities.

        The original legislation considered by the House of Representatives contained language that would have given the Commission jurisdiction over the transfer of generation facilities. In H.R. 5423, the original form of the law considered, section 201(a) provided that:

The provisions of this title shall apply to the transmission and sale of electric energy in interstate commerce and to the production of energy for such transmission and sale, except where such electric energy is sold for use within the state in which it is generated. The Commission shall have jurisdiction over all facilities for such transmission, sale, and/or production of energy by any means and

17	See, e.g., United States v. Lin, 101 F.3d 760, 765-66 (D.C. Cir. 1997).

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over all facilities connected therewith that are parts of a system of power transmission situated in more than one state.

Hearings on H.R. 5423 before the House of Representatives Committee on Interstate and Foreign Commerce, 74th Cong., 1st Sess. Part 1 at 31 (emphasis added). Section 201(a) of S. 1725, the original legislation proposed in the Senate, provided similar jurisdiction. Hearings on S. 1725 before the Senate Committee on Interstate Commerce, 74th Cong., lst Sess. at 39. Both bills intended to provide the Commission with jurisdiction over all production (i.e., generation) facilities “used in connection with the transmission of energy in interstate commerce.” ld. at 249 (Statement of Dozier DeVane, Solicitor, Federal Power Commission).

        Subsequently, the Senate Interstate Commerce Committee so substantially revised S. 1725 that it reported out a substitute bill, S. 2796. Report No. 621 of Senate Committee on Interstate Committee on Interstate Commerce to Accompany S. 2796, May 13, 1935, 74th Cong.,1st Sess. at 1. Section 201(b) of the revised bill continued to confer federal jurisdiction, however, “over the generating facilities which produce energy for interstate transmission and sale.” Id. at 48.

        The House Committee on Interstate and Foreign Commerce, upon referral of S 2796, struck all of the Senate bill and inserted in its place a substitute bill. Report No. 1318 of House of Representatives Committee on Interstate and Foreign Commerce to Accompany S. 2796, June 24, 1935, 74th Cong., 1st Sess. at 1. This bill marked the first time section 201 was proposed in its enacted language. In section 201(a), as amended by the substitute House bill, "[t]he inclusion of generation as carried in the Senate bill is omitted by your Committee." Id. at 27. Consistently, in section 201(b), "[a]s in subsection (a), the provisions of the Senate bill relating to the production of electric energy for interstate transmission and facilities for such production are omitted.” Id. Report No. 1318 explained the result of the modified language of section 201(b) as amended by the House as follows:

The provisions of this Part shall apply to the transmission of electric energy in interstate commerce and to the sale of electric energy at wholesale in interstate commerce, but shall not apply to any other sale of electric energy . . . . The Commission shall have jurisdiction over all facilities for such transmission or sale of electric energy, but shall not have jurisdiction over facilities used for the generation of electric energy or over facilities used in local distribution ....

Id. (emphasis added). Committee member Representative Clarence Lea explained this amendment:

Part II applies to the transmission in interstate commerce and for the sale at wholesale . . . . Part 2 [sic] does not apply to any other kinds of sales. All facilities so used for transmission and sale are within the jurisdiction of the bill. Certain exceptions are made. One exception is that control shall not apply to facilities used for generation.

79 Cong. Rec. 10784 (daily ed. June 28, 1935) (statement of Rep. Lea) (emphasis added). Representative Lea gave two reasons for excluding generation. First, the Committee felt that asserting jurisdiction over generation facilities would be of “doubtful constitutionality” because the facilities are located in and regulated by a single state, ld. Second, “going to the merits” of excluding generation, Representative Lea noted that the Committee “felt that control over generation facilities better be left to the States with certain exceptions . . . . ” ld. (emphasis added).

        The legislative history therefore demonstrates that Congress considered, and rejected, conferring on the Commission jurisdiction over all generation facilities used in connection with the transmission of energy or wholesale sales in interstate commerce. Thus, the legislative history fully supports the plain language of the statute and the Commission’s longstanding interpretation of the statute, as discussed below.

      C.        Longstanding Commission Precedent

        This Commission for decades consistently has disclaimed jurisdiction over dispositions of generating facilities under section 203 of the FPA. The Commission expressly has stated in numerous decisions that the sale of generation facilities, by themselves, does not trigger FERC jurisdictional authority under section 203. The Commission has made such determinations in the context of sale/leasebacks as well as direct sales of generating facilities, and its determinations have been consistently applied.

        For example, in El Paso Electric Company, 36 FERC ¶ 61,055 (1986), the Commission disclaimed jurisdiction over a sale/leaseback of the Palo Verde Nuclear Generating Station and certain associated common facilities. The Commission determined in El Paso that:

the proposed sale and lease-back involves only generating facilities or ancillary facilities used solely for generation, which are not subject to our jurisdiction under section 201(b) of the FPA and, therefore, are not jurisdictional facilities for the purpose of Commission approval within the meaning of section 203 of the FPA. We shall therefore grant EPEC’s request to disclaim jurisdiction over the proposed transaction.

Id. at 61,119 (emphasis added). In another case, United Illuminating Co., 29 FERC ¶ 61,270 (1984), the Commission granted the petitioner’s request to disclaim jurisdiction over the transfer of United Illuminating’s generating facility. The Commission granted the request to disclaim jurisdiction over the transfer because the sale:

involves a generating facility which is not subject to [Commission] jurisdiction under Section 201(b) of the Federal Power Act, 16 U.S.C. 824(B), and which therefore is not a jurisdictional facility within the meaning of Section 203 of the FPA.

Id. at 61,558.

         The Commission also has determined that the pure disposition of generating assets (unrelated to a sale/leaseback transaction) does not trigger section 203 jurisdiction. In

Entergy Services, Inc., 51 FERC ¶ 61,376, reh’g denied, 52 FERC ¶ 61,317 (1990), the Commission considered the sale of two generating plants from one Entergy affiliate to another. The Commission held that:

the sale or other disposition of generating units would not trigger the Commission’s authority under section 203. See Arizona Public Service Co., 32 FPC 1525 (1964); Virginia Electric and Power Co., 25 FERC ¶ 61,261, at p. 61,647 (1983); United Illuminating Co., 29 FERC ¶ 61,270, at pp. 61,557-58 (1984); South Carolina Electric & Gas Co., 29 FERC ¶ 61,350, at pp. 61,743-44 (1984); Public Service Co. of New Mexico, 33 FERC ¶ 61,325, at p. 61,634 (1985); El Paso Electric Co. 36 FERC ¶ 61,055, at p. 61,119 (1986). Rather, the sale or other disposition of generating units is a matter of state jurisdiction; in this instance the state commissions have granted their approval, subject to certain conditions. Our action in this proceeding does not preempt in any fashion the states’ jurisdiction over the disposition of the generating units.

Id. at 62,285 (emphasis added) (reference to footnote omitted). In another case, Duquesne Light Co., 84 FERC ¶ 61,309 (1990), the Commission dismissed a request to jurisdiction over the divestiture of generating facilities because the “disposition of [an] ownership interest in ... generating units ... involves no jurisdictional transmission facilities, and therefore does not fall within the reach of the Federal Power Act.” Id. at 62,406 (quoting section 201(b)(1) of the FPA). The Commission concluded that “[p]ursuant to section 201(b)(1), the Commission has no jurisdiction over the sale or other disposition of generating units . . . . ” Id. (citing Entergy Services, Inc., 51 FERC ¶ 61,376, at 62,285-86 n.27, reh’g denied, 52 FERC ¶ 61,317 (1990); United Illuminating Co., 29 FERC ¶ 61,270, at 61,558 (1984)) (emphasis added).

        In reliance on this longstanding line of Commission precedent, in the recent past, public utilities have undertaken numerous sales of generating plants involving many thousands of megawatts, frequently in the course of retail restructuring initiatives, without the need for section 203 approval by taking care to structure the sale to exclude transmission-related facilities. For example, nearly all of the thousands of megawatts of generation sold by Southern California

Edison and Pacific Gas & Electric Company in the late 1990s were sold in this manner. See Duke Energy Moss Landing LLC, et al., 83 FERC ¶ 61,317, slip op. at 6 (1990) (referring to the Commission’s denial of a request to enjoin PG&E’s sale of the Morro Bay generating facility to Duke “because, under section 201(b) of the FPA, the Commission lacks jurisdiction over the sale of generating facilities” (emphasis added)); see also Transmission Agency of Northern California, Letter Order in Docket No. EL98-26-000 (Apr. 29, 1998) (denying request to enjoin the disposition of the Morro Bay generating unit because “Section 201(b) of the Federal Power Act states that the Commission ‘shall not have jurisdiction... over facilities for the generation of electric energy.”’) This approach to the disposition of generation facilities is thus a typical method for completing a transaction without the need for Commission regulatory approval under section 203 of the FPA.

        In most instances involving only the sale of generation assets, the state regulatory commission retains jurisdiction over the transfer of generation facilities within the state. See Entergy Services, Inc., 51 FERC ¶ 61,376, at 62,286 (1990) (“the states, not this Commission, have jurisdiction over the sale of the generation facilities.”) In this case, the LPSC has jurisdiction over the sale of the Perryville facility. The Petitioners will not close the Transaction until the LPSC has approved the sale.

      D.        Federal Court of Appeals Precedent

        The United States Court of Appeals for the District of Columbia Circuit recently upheld the Commission’s longstanding practice of disclaiming jurisdiction over the disposition of generation facilities. Citizen Power, Inc. v. FERC, 38 Fed. Appx. 18 (D.C. Cir. 2002) (per curium), cert. denied, 537 U.S. 1046 (2002). The case was an appeal of this Commission’s order disclaiming jurisdiction over the potential disposition of generation facilities by FirstEnergy

Corporation and Duquesne Light Company. See American Public Power Association and Citizen Power, Inc., 94 FERC ¶ 61,104 (2001) (Order Disclaiming Jurisdiction Over Certain Dispositions). Upon review, the Court of Appeals confirmed the Commission’s “longstanding, reasonable interpretation” that section 203 of the FPA does not grant the Commission jurisdiction over generation facilities. Citizen Power, 38 Fed. Appx. at 19.

The complainant in that proceeding, Citizen Power, challenged the Commission’s jurisdictional interpretation of the FPA and argued that section 203 did attach “to the disposition of generation facilities because they are in fact facilities ‘for [the] transmission or sale of electric energy’ under section 201[of the FPA].” ld. (emphasis in original). The Court of Appeals rejected this argument. It held that Citizen Power’s interpretation:

ignores the clear bifurcation of that section. As the Commission properly found, “there is no necessary nexus between interstate transmission and sale of electric energy, on the one hand (the triggering events giving rise to our jurisdiction), and the disposition of a generation facility by itself” on the other [citation omitted]. Moreover, that the Congress granted the Commission limited authority to regulate generation facilities under certain circumstances enumerated in sections 205 and 206 of the Act, does not mean that those facilities are “subject to the jurisdiction of the Commission” within the meaning of Section 203.

ld. (cites to deferred appendix and brief omitted).

      E.      Summary

        As shown above, the Petitioners’ request for a declaratory order disclaiming jurisdiction over the generation-only disposition of the Perryville facility is fully consistent with the plain language of the FPA, the legislative history of the FPA, the Commission’s longstanding practice and precedent of granting requests for disclaimer of jurisdiction over the disposition of generation facilities, and the D.C. Court of Appeals precedent confirming the Commission’s longstanding practice.

         Based on this longstanding practice and precedent, PEP and Entergy respectfully request the Commission to issue a declaratory order disclaiming jurisdiction over the transfer of the Perryville generation facility from PEP to ELI as described in this Petition.

V.       FORM OF NOTICE AND SERVICE

         A Form of Notice suitable for publication in the Federal Register is attached to this Petition and also is provided in electronic format on a diskette. A copy of this Petition has been served upon the LPSC, the Arkansas Public Service Commission, the Mississippi Public Service Commission, the New Orleans City Council, and the Public Utility Commission of Texas.

V1.       REQUEST FOR COMMISSION ACTION BY SEPTEMBER 30, 2004

         For the reasons stated herein, the Petition is fully consistent with longstanding Commission precedent disclaiming jurisdiction over dispositions of generation-only facilities. Petitioners expect to close the Transaction promptly after receiving all necessary regulatory approvals. Petitioners request the Commission to take action on this Petition no later than September 30, 2004, to allow the Petitioners sufficient time to complete any actions necessary to close the proposed Transaction by the end of 2004.

VIII.       CONCLUSION

         WHEREFORE, for the reasons set forth above, Petitioners respectfully request that the Commission issue a declaratory order disclaiming jurisdiction over the generation-only disposition of the Perryville facility no later than September 30, 2004.

Neal Chadwick
Perryville Energy Partners, L.L.C.
2030 Donahue Ferry Road
Pineville, Louisiana 71360
Counsel for Seller

Robert F. Shapiro
Chadbourne & Parke LLP
1200 New Hampshire Ave., N.W.
Washington, D.C. 20036
Counsel for Cleco Corporation L.L.C.
On behalf of Seller

Dated: July 12, 2004	Respectfully submitted,

/s/ William S. Scherman
William S. Scherman
William R. Hollaway
Skadden, Arps, Slate, Meagher
  & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005
Counsel for Entergy Services, Inc.

Kimberly H. Despeaux
Associate General Counsel
Entergy Services, Inc.
639 Loyola Avenue
New Orleans, Louisiana 70013
Counsel for Entergy Services, Inc.

- 20 - UNITED STATES OF AMERICA FEDERAL ENERGY REGULATORY COMMISSION

Perryville Energy Partners, L.L.C. and Entergy Services, Inc. On Behalf of Entergy Louisiana, Inc.	Docket No. EL04-___-00-

NOTICE OF FILING

(________, 2004)

         Take notice that on July 12, 2004, Perryville Energy Partners, L.L.C. (PEP) and Entergy Services, Inc., on behalf of Entergy Louisiana, Inc. (ELI), filed with the Federal Energy Regulatory Commission (Commission) a petition for declaratory order disclaiming jurisdiction over the disposition of PEP’s generating facility located near Perryville, Louisiana.

         A copy of the petition was served upon the Louisiana Public Service Commission, the Arkansas Public Service Commission, the Mississippi Public Service Commission, the New Orleans City Council, and the Public Utility Commission of Texas.

         Any person desiring to intervene or to protest this filing should file with the Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission’s Rules of Practice and Procedure (18 CFR 385.211 and 385.214). Protests will be considered by the Commission in determining the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a motion to intervene. All such motions or protests should be filed on or before the comment date, and, to the extent applicable, must be served on the applicant and on any other person designated on the official service list. This filing is available for review at the Commission or may be viewed on the Commission’s web site at http://www.ferc.gov, using the eLibrary (FERRIS) link. Enter the docket number excluding the last three digits in the docket number field to access the document. For assistance, please contact FERC Online Support at FERCOnlineSupport@,ferc.gov or toll-free at (866) 208-3676, or for TTY, contact (202) 502-8659. Protests and interventions may be filed electronically via the Internet in lieu of paper; see 18 CFR 385.2001(a)(1)(iii) and the instructions on the Commission’s web site under the “e-Filing” link. The Commission strongly encourages electronic filings.

Comment Date: ___________________

Linda Mitry
Acting Secretary